SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated June 1, 2005.  SERRANO FAMILY PLANS TO PURCHASE SIGNIFICANT SHARES OF GRUPO TMM’s ADRs

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández	Kristine Walczak
Chief Financial Officer	General investors, analysts and media
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	kwalczak@dresnerco.com

Brad Skinner	AT PROA STRUCTURA:
Investor Relations	Marco Provencio
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708 or 011-525-55-442-4948
brad.sikinner@tmm.com.mx	mp@proa.structura.com.mx

SERRANO FAMILY PLANS TO PURCHASE SIGNIFICANT SHARES
OF GRUPO TMM’s ADRs

(Mexico City, June 1, 2005) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican multi-modal transportation and logistics Company, today announced that the Serrano Family, and entities owned or controlled by them, intend to purchase significant additional shares of TMM’s ADR’s on the open market during the next several months. Due to the Serrano Family's affiliate status, the shares to be purchased would be restricted under Rule 144 under the Securities Exchange Act of 1933.

The Company is extremely pleased that the Serrano Family has this much confidence in the future prospects of TMM to purchase additional shares at this time.

Chairman and CEO of TMM José F. Serrano, commented, “I believe there exists great value in our Company, and I continue to believe that TMM’s stock is a prudent investment based on its improving financial condition and operating momentum. I can think of no better investment for my family right now than TMM. We are committed to building upon the Company's expertise and operations, and in developing and executing a business plan for TMM’s next phase. These purchases are reflective of our commitment to the future of TMM.”

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in KCS; and other new businesses; risks associated with the Company's reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.